                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            THE INTERLAKE CORPORATION
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $1.00 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    45870210
                                 --------------
                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 13, 1996
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Exhibit Index appears on page 41.















                                                            Page 1 of 144 Pages

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 144 Pages

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 3 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro & Company Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,457,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,457,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,457,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 4 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro Asset Management Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,457,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,457,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,457,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 5 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro & Partners Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,457,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,457,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,457,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 6 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Christopher Harwood Bernard Mills
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                1,457,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              1,457,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,457,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 7 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Growth Financial Services Limited
    (formerly named Growth Investment Management Limited)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                790,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              790,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    790,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.4%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 8 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    North Atlantic Smaller Companies Investment Trust plc
    (formerly named Consolidated Venture Trust plc)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                790,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              790,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    790,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.4%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 9 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    American Opportunity Trust plc
    (formerly named Leveraged Opportunity Trust plc)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                327,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              327,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    327,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.4%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 10 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Oryx International Growth Fund Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey (Channel Islands)
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                300,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              300,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    300,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 45870210                                          Page 11 of 144 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Consulta (Channel Islands) Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey (Channel Islands)
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                300,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              300,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    300,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of The Interlake Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 550 Warrenville Road, Lisle, Illinois 60532.

ITEM 2.  IDENTITY AND BACKGROUND.

2 (a-c, f).

I.  Filing Parties:

         This Statement is filed on behalf of the following nine persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro & Partners.

2. J O Hambro Asset Management Limited ("J O Hambro Asset Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners.

3. J O Hambro & Partners Limited ("J O Hambro & Partners") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Partners is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx as well as private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro & Partners and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

6. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to NASCIT.

                                                           Page 12 of 144 Pages

7. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to American Opportunity Trust.

8. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal business and office at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro & Partners and Consulta serve as investment advisers to Oryx.

9. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at P.O. Box 208, Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serves as investment manager for Oryx.

II.      Control Relationships:

         J O Hambro & Partners is a majority-owned subsidiary of J O Hambro Asset Management, which is a wholly-owned subsidiary of J O Hambro & Company.

         Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro & Partners and Oryx and as executive director of NASCIT and American Opportunity Trust.

         Consulta is a wholly-owned subsidiary of Consulta Limited, which is a corporation organized under the laws of England with its principal office and business at 20 St. James's Street, London SW1A 1ES England. Consulta Limited is principally engaged in the business of investment management and advising.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         2(d).  Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e).  Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil

                                                           Page 13 of 144 Pages
proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filing Parties used their working capital funds to purchase the shares (the "Shares") of Common Stock of the Company to which this statement relates.

         The amount of funds used to date to acquire the Shares is approximately $4,270,275.00 (exclusive of brokerage fees and commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares held directly or indirectly by the Filing Parties were acquired for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions, and general economic conditions), the Filing Parties or any one of them (or other persons who may be deemed to be affiliated with one or more of the Filing Parties) may from time to time purchase Common Stock, dispose of all or a portion of the Common Stock each holds, or cease buying or selling Common Stock. Any additional purchases of the Common Stock may be in the open market or in privately negotiated transactions, or otherwise.

         Except as described in this Item 4, as of the date of this statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

                                                           Page 14 of 144 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         5(a-b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties is as follows:

                                                                                      Number of
                                              Number of           Number of           Shares:
                                              Shares:             Shares:             Sole
                           Aggregate          Sole                Shared              or Shared
Filing                     Number of          Power to            Power to            Power to              Approximate
Party                      Shares:            Vote                Vote                Dispose               Percentage*
- ------                     ---------          ---------           ----------          ----------            -----------
J O Hambro                 1,457,000                   0           1,457,000            1,457,000                  6.3%
& Company

J O Hambro Asset           1,457,000                   0           1,457,000            1,457,000                  6.3%
Management

J O Hambro                 1,457,000                   0           1,457,000            1,457,000                  6.3%
& Partners

Christopher H.B.           1,457,000                   0           1,457,000            1,457,000                  6.3%
Mills

GFS                          790,000                   0             790,000              790,000                  3.4%

NASCIT                       790,000                   0             790,000              790,000                  3.4%

American                     327,000                   0             327,000              327,000                  1.4%
Opportunity Trust

Oryx                         300,000                   0             300,000              300,000                  1.3%

Consulta                     300,000                   0             300,000              300,000                  1.3%

- -------------
  * Based on 23,112,999 shares of Common Stock, par value $1.00 per share, outstanding as of April 15, 1996, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

         5(c). In the 60 days prior to the date of filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those described in Items 3 and 4 hereof and set forth in the following table:

                                                                                Price per
                                                                   No. of       Share
Date              Filing Party                                     Shares       (US$)          Broker
- ----              ------------                                     ------       ----------     ------

19-Apr-96         American Opportunity Trust                       125,000      2.250        South Coast
29-Apr-96         American Opportunity Trust                        35,000      2.625        South Coast
01-May-96         American Opportunity Trust                        90,000      2.750        South Coast
07-May-96         NASCIT                                            91,300      2.875        South Coast
13-May-96         NASCIT                                           119,100      2.875        South Coast

                                                                                    Page 15 of 144 Pages

14-May.96         NASCIT                                           100,000      2.875        South Coast
23-May-96         NASCIT                                           150,000      3.000        Wheat First
23-May-96         American Opportunity Trust                        50,000      3.000        Wheat First
30-May-96         Oryx                                              50,000      3.000        Wheat First
10-Jun-96         Oryx                                             100,000      3.125        Wheat First
10-Jun-96         J O Hambro & Partners                             10,000      3.250        Wheat First
                  (on behalf of Mishal Kanoo)
12-Jun-96         Oryx                                             150,000      3.125        Wheat First
13-Jun-96         American Opportunity Trust                        27,000      3.000        Wheat First
13-Jun-96         NASCIT                                           239,600      3.125        Wheat First
13-Jun-96         NASCIT                                            90,000      3.000        Wheat First
13-Jun-96         J O Hambro & Partners (on behalf                  30,000      3.125        Wheat First
                  of Lord Stevens of Ludgate Pension
                  Fund)

         All of the above transactions were effected in the open market and were purchases.

         5(d). The private clients of J O Hambro & Partners have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro & Partners. The shareholders of NASCIT, American Opportunity Trust and Oryx have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT, American Opportunity Trust and Oryx, respectively.

         5(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro & Partners, each dated as of January 7, 1993.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro & Partners.

         As investment manager for Oryx, Consulta has the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between Oryx and Consulta. As investment adviser to Oryx, J O Hambro & Partners has the right to transfer the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between J O Hambro & Partners and Consulta.

                                                           Page 16 of 144 Pages

         As investment manager for private clients Lord Stevens of Ludgate Pension Fund and Mishal Kanoo, J O Hambro & Partners has the right to transfer and vote the shares of Common Stock of the Company pursuant to agreements entered into with such private clients.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed herewith:

         (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills;

         (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;

         (c) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund;

         (d) Investment Management Agreement dated as of June 3, 1996 between J O Hambro & Partners and Mishal Kanoo;

         (e) Investment Management Agreement dated as of February 16, 1995 between Consulta and J O Hambro & Partners;

         (f) Investment Management Agreement dated as of February 16, 1995 between Oryx and Consulta;

         (g) Investment Management Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust;

         (h) Joint Filing Agreement dated as of May 3, 1996 among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills; and

         (i) Power of Attorney dated as of February 2, 1993 executed by Christopher Harwood Bernard Mills.

                                                           Page 17 of 144 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  l7th June 1996                       J O HAMBRO & PARTNERS LIMITED


                                             By:    /s/  R C O Hellyer
                                                    -------------------------
                                             Name:  R C O Hellyer
                                             Title: Director

                                             Executed on behalf of the parties
                                             hereto pursuant to the filed
                                             herewith Joint Filing Agreement.

                                                                      Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.

Name:                                      Rupert Nicholas Hambro
                                           (Chairman)

Citizenship:                               British

Business Address:                          J O Hambro & Company Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Chairman, J O Hambro & Company

Name:                                      Richard Alexander Hambro
                                           (Director)

Citizenship:                               British

Business Address:                          J O Hambro & Company Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Chairman, J O Hambro Investment
                                           Management Limited(1)
                                           Director, J O Hambro & Company

Name:                                      James Daryl Hambro
                                           (Managing Director)

- ------------
         (1) J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.

Citizenship:                               British

Business Address:                          J O Hambro & Company Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Managing Director, J O Hambro &
                                           Company
                                           Managing Director, J O Hambro &
                                           Partners

Name:                                      Richard David Christopher Brooke
                                           (Director)

Citizenship:                               British

Business Address:                          J O Hambro & Company Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Director, J O Hambro & Company
                                           Chairman, NASCIT

Name:                                      Robert Charles Orlando Hellyer
                                           (Executive Director)

Citizenship:                               British

Business Address:                          J O Hambro & Company Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, J O Hambro &
                                           Company
                                           Executive Director, J O Hambro &
                                           Partners
                                           Executive Director, J O Hambro
                                           Investment Management Limited
                                           Executive Director, J O Hambro Asset
                                           Management

Name:                                      David Frank Chaplin
                                           (Director)

Citizenship:                               British

Business Address:                          J O Hambro Investment
                                           Management Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Managing Director, J O Hambro
                                           Investment Management Limited

Name:                                      George M. Magan
                                           (Director)

Citizenship:                               British

Business Address:                          32 Queen Anne's Gate
                                           London SW1H 9AB
                                           England

Principal Occupation:                      Chairman, J O Hambro Magan & Company
                                           Limited(2)

Name:                                      Alton Fernando Irby III
                                           (Director)

Citizenship:                               USA

Business Address:                          32 Queen Anne's Gate
                                           London SW1H 9AB
                                           England

Principal Occupation:                      Deputy Chairman, J O Hambro Magan &
                                           Company Limited
- ------------
         (2) J O Hambro Magan & Company Limited is principally engaged in the corporate finance business.

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                                      Richard Alexander Hambro
                                           (Managing Director)

Citizenship:                               British

Business Address:                          J O Hambro Asset Management Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Managing Director, J O Hambro Asset
                                           Management
                                           Chairman, J O Hambro Investment
                                           Management Limited
                                           Director, J O Hambro & Company


Name:                                      Robert Charles Orlando Hellyer
                                           (Executive Director)

Citizenship:                               British

Business Address:                          J O Hambro Asset Management Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, J O Hambro Asset
                                           Management
                                           Executive Director, J O Hambro &
                                           Company
                                           Executive Director, J O Hambro
                                           Investment Management Limited
                                           Executive Director, J O Hambro &
                                           Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Partners Limited ("J O Hambro & Partners") as of the date hereof.

Name:                                      James Daryl Hambro
                                           (Managing Director)

Citizenship:                               British

Business Address:                          J O Hambro & Partners Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Managing Director, J O Hambro &
                                           Partners
                                           Managing Director, J O Hambro &
                                           Company


Name:                                      Robert Charles Orlando Hellyer
                                           (Executive Director)

Citizenship:                               British

Business Address:                          J O Hambro & Partners Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, J O Hambro &
                                           Partners
                                           Executive Director, J O Hambro
                                           Asset Management
                                           Executive Director, J O Hambro
                                           Investment Management Limited
                                           Executive Director, J O Hambro &
                                           Company

Name:                                      Christopher Harwood Bernard Mills
                                           (Director)

Citizenship:                               British

Business Address:                          10 Park Place

                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, NASCIT
                                           Executive Director, American
                                           Opportunity Trust
                                           Director, J O Hambro & Partners
                                           Director, Oryx

Name:                                      Claudia Margaret Cecil Perkins
                                           (Director)

Citizenship:                               British

Business Address:                          J O Hambro & Partners Limited
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                                      Richard David Christopher Brooke
                                           (Chairman)

Citizenship:                               British

Business address:                          North Atlantic Smaller Companies
                                           Investment Trust plc
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Chairman, NASCIT
                                           Director, J O Hambro & Company

Name:                                      Christopher Harwood Bernard Mills
                                           (Executive Director)

Citizenship:                               British

Business Address:                          North Atlantic Smaller Companies
                                           Investment Trust plc
                                           10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, NASCIT
                                           Executive Director, American
                                           Opportunity Trust plc
                                           Director, J O Hambro & Partners
                                           Director, Oryx

Name:                                      Enrique Foster Gittes
                                           (Director)

Citizenship:                               USA

Residence:                                 4 East 82nd Street
                                           New York, New York 10028

                                           USA

Principal Occupation:                      Director, NASCIT

Name:                                      Robert D. le P. Power
                                           (Director)

Citizenship:                               British

Business Address:                          SouthCoast Capital Corporation(3)
                                           575 Lexington Avenue
                                           Th Floor
                                           New York, New York 10022
                                           USA

Principal Occupation:                      Director, SouthCoast Capital
                                           Corporation

Name:                                      Douglas P C Nation
                                           (Director)

Citizenship:                               British

Business Address:                          Bear Stearns Co. Inc.(4)
                                           245 Park Avenue
                                           New York, NY  10167

Principal Occupation:                      Managing Director, Bear Stearns
                                           Co. Inc.

Name:                                      The Hon. Peregrine D E M Moncreiffe
                                           (Director)

Citizenship:                               British

- --------
         (3) SouthCoast Capital Corporation principally engages in the brokerage business.

         (4) Bear Stearns Co. Inc. principally engages in the brokerage business.

Businets Address:                          Buchanan Partners Limited(5)
                                           Buchanan House
                                           3 St James's Square
                                           London SW1Y 4JU
                                           England

Principal Occupation:                      Director, Buchanan Partners Limited

- ------------
         (5) Buchanan Partners Limited principally engages in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                                      Christopher Harwood Bernard Mills
                                           (Director)

Citizenship:                               British

Business Address:                          10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, NASCIT
                                           Executive Director, American
                                           Opportunity Trust
                                           Director, J O Hambro & Partners
                                           Director, Oryx

Name:                                      Ivan Alexander Shenkman
                                           (Director)

Citizenship:                               British

Residence:                                 34 Royal Crescent, London W11 England

Principal Occupation:                      Consultant

GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table set forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                      R. Alexander Hammond-Chambers
                                           (Chairman)

Citizenship:                               British

Business Address:                          Covey Advertising Limited
                                           1 Fountainhall Road
                                           Edinburgh EH9 2NL

Principal Occupation:                      Director, Covey Advertising
                                           Limited(6)

Name:                                      Christopher Harwood Bernard Mills
                                           (Executive Director)

Citizenship:                               British

Business Address:                          10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, American
                                           Opportunity Trust
                                           Executive Director, NASCIT
                                           Director, J O Hambro & Partners
                                           Director, Oryx

Name:                                      John Gildea
                                           (Director)

Citizenship:                               USA

- --------
         (6) Covey Advertising Limited is principally engaged in the advertising business.

Business Address:                          Gildea Management Company(7)
                                           90 Ferris Hill Road
                                           New Canaan, Connecticut  06840
                                           USA

Principal Occupation:                      President, Gildea Management Company

Name                                       The Hon. James J. Nelson
                                           (Director)

Citizenship:                               British

Business Address:                          Foreign & Colonial Ventures(8)
                                           8th Floor
                                           Exchange House
                                           Primrose Street
                                           London EC2A 2NY
                                           England

Principal Occupation:                      Director, Foreign & Colonial Ventures

Name:                                      Iain Tulloch
                                           (Director)

Citizenship:                               British

Business Address:                          Murray Johnstone Ltd.(9)
                                           7 West Nile Street
                                           Glasgow G2 2PX
                                           Scotland

Principal Occupation:                      Director, Murray Johnstone Ltd.

- --------
         (7) Management Company is principally engaged in the investment management business.

         (8) Foreign & Colonial Ventures is principally engaged in the investment management business.

         (9) is principally engaged in the investment management business.

Name:                                      Philip Ehrmann
                                           (Director)

Citizenship:                               British

Business Address:                          Gartmore Investment Management
                                           Ltd.(10)

                                           Gartmore House
                                           16 - 18 Monument Street
                                           London EC3R 8AJ
                                           England

Principal Occupation:                      Investment Manager, Gartmore
                                           Investment Management Ltd.

- --------
         (10) Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                                      Nigel Kenneth Cayzer
                                           (Chairman)

Citizenship:                               British

Business Address:                          14S-149 Borough High Street
                                           London SE1 1NP
                                           England

Principal Occupation:                      Chairman, Oriel Group plc(11)

Name:                                      His Excellency Salim Hassan Macki
                                           (Director)

Citizenship:                               Omani

Business Address:                          P.O. Box 4160
                                           Postal Code 112
                                           Ruwi
                                           Sultanate of Oman

Principal Occupation:                      Head of Economic & Technical
                                           Dept., Ministry of
                                           Foreign Affairs, Oman

Name:                                      Patrick John McAfee
                                           (Director)

Citizenship:                               British

Business Address:                          Morgan Grenfell(12)
                                           23 Great Winchester Street
                                           London EC2P 2AX
                                           England

- --------
         (11) Oriel Group plc is a holding company for specialist insurance brokers.

         (12)  Morgan Grenfell is a merchant bank.

Principal Occupation:                      Company Director

Name:                                      Christopher Harwood Bernard Mills
                                           (Director)

Citizenship:                               British

Business Address:                          10 Park Place
                                           London SW1A 1LP
                                           England

Principal Occupation:                      Executive Director, NASCIT
                                           Executive Director, American
                                           Opportunity Trust
                                           Director, J O Hambro & Partners
                                           Director, Oryx

Name:                                      Harald Lungershausen
                                           (Director)

Citizenship:                               German

Business Address:                          Toblerstrasse 99
                                           8044 Zurich
                                           Switzerland

Principal Occupation:                      Company Director

Name:                                      Mohamed Hassan Ghurlam Habib
                                           (Director)

Citizenship:                               Omani

Business Address:                          Oman National Insurance Company(13)
                                           PO Box 2254
                                           Postal Code 112
                                           Ruwi
                                           Sultanate of Oman

- --------
         (13) Oman National Insurance Company is principally engaged in the insurance business.

Principal Occupation:                      Chief Executive, Oman National
                                           Insurance
                                           Company, SAOG

Name:                                      Rupert Arthur Rees Evans
                                           (Director)

Citizenship:                               British

Business Address:                          Ozanne van Leuven Perrot & Evans(14)
                                           PO Box 186
                                           1 Le Marchant Street
                                           St. Peter Port
                                           Guernsey
                                           Channel Islands

Principal Occupation:                      Guernsey Advocate
                                           Partner, Ozanne van Leuven Perrot
                                           & Evans

Name:                                      Hussan Al Nowais

Citizenship:                               United Arab Emirates

Business Address:                          Emirate Holdings
                                           P.O. Box 984
                                           Abu Dhabi
                                           United Arab Emirates

Principal Occupation:                      Chairman and Managing Director,
                                           Emirate Holdings

- --------
         (14)  Ozanne van Leuven Perrot & Evans is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.

Name:                                      Gary Michael Brass
                                           (Director)

Citizenship:                               British

Business Address:                          20 St James's Street
                                           London SW1A 1ES
                                           England

Principal Occupation:                      Managing Director, Consulta

Name:                                      Jeremy Caplan
                                           (Director)

Citizenship:                               British

Business Address:                          P.O. Box 72
                                           44 Esplanade
                                           St Helier
                                           Jersey

Principal Occupation:                      English Solicitor

Name:                                      Peter Heaps
                                           (Director)

Citizenship:                               British

Business Address:                          Management International (Guernsey)
                                           Limited(15)

                                           Bermuda House
                                           St Julian's Avenue
                                           St Peter Port

- --------
         (15) Management International (Guernsey) Limited is principally engaged in the investment management business.

                                           Guernsey

Principal Occupation:                      Managing Director
                                           Management International
                                           (Guernsey) Limited

Name:                                      Rupert Arthur Rees Evans
                                           (Director)

Citizenship:                               British

Business Address:                          P.O. Box 186
                                           1 Le Marchant Street
                                           St Peter Port
                                           Guernsey

Principal Occupation:                      Guernsey Advocate
                                           Partner, Ozanne van Leuven
                                           Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited.

Name:                                      Harald Alejandro Lamotte
                                           (Director)

Citizenship:                               British

Business Address:                          20 St. James's Street
                                           London SW1A 1ES
                                           England

Principal Occupation:                      Investment Fund Manager,
                                           Consulta Limited

Name:                                      Gary Michael Brass
                                           (Director)

Citizenship:                               British

Business Address:                          20 St. James's Street
                                           London SW1A 1ES
                                           England

Principal Occupation:                      Investment Fund Manager,
                                           Consulta Limited

Name:                                      Nigel Douglas Pilkington
                                           (Director)

Citizenship:                               British

Business Address:                          20 St. James's Street
                                           London SW1A 1ES
                                           England

Principal Occupation:                      Investment Fund Manager,
                                           Consulta Limited

Name:                                      Susan Diana Frances Johns
                                           (Director)

Citizenship:                               British

Business Address:                          20 St. James's Street
                                           London SW1A 1ES
                                           England

Principal Occupation:                      Investment Fund Manager,
                                           Consulta Limited

Name:                                      Thierry Verhaeghe de Naeyer
                                           (Director)

Citizenship:                               Belgian

Business Address:                          20 St. James's Street
                                           London SW1A 1ES
                                           England

Principal Occupation:                      Investment Fund Manager,
                                           Consulta Limited

                                  Exhibit Index

                  Document                                                 Page

         The following documents are filed herewith:

(a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills;

(b) Administration, Management and Custody Agreement dated as of
         January 7, 1993 between NASCIT and J O Hambro & Partners;

(c) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund;

(d) Investment Management Agreement dated as of June 3, 1996 between J O Hambro & Partners and Mishal Kanoo;

(e)      Investment Management Agreement dated as of February 16,
         1995 between Consulta and J O Hambro & Partners;

(f)      Investment Management Agreement dated as of February 16,
         1995 between Oryx and Consulta;

(g) Investment Management Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity
         Trust;

(h) Joint Filing Agreement dated as of May 3, 1996 among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management,
         J O Hambro & Company, American Opportunity Trust, Oryx,
         Consulta and Christopher Harwood Bernard Mills; and

(i) Power of Attorney dated as of February 2, 1993 executed by Christopher Harwood Barnard Mills.